UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-15157
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PACTIV CORPORATION
1900 WEST FIELD COURT
LAKE FOREST, IL 60045

Pactiv Hourly 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
To the Pactiv Corporation Benefits Committee:
We have audited the accompanying statements of net assets available for benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 18, 2010

Pactiv Hourly 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS
Investments, at fair value:
Common stock	$19,511,906	$20,790,533
Registered investment companies	57,480,603	40,428,027
Money market fund	14,932,462	14,626,018
Participant loans	7,319,010	6,927,654

Total investments	99,243,981	82,772,232
Receivables:
Employer contribution	33,602	33,650

Total receivables	33,602	33,650

Net assets available for benefits	$99,277,583	$82,805,882

See notes to financial statements.

Pactiv Hourly 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2009	2008
ADDITIONS
Dividends and interest income	$1,392,870	$2,298,558

Contributions:
Participant	5,426,896	5,693,263
Employer	3,011,966	3,034,352
Rollover	92,966	94,135

Total contributions	8,531,828	8,821,750

Total additions	9,924,698	11,120,308

DEDUCTIONS
Benefit payments	6,001,696	8,809,892
Administrative expenses	91,951	93,924

Total deductions	6,093,647	8,903,816

Net appreciation (depreciation) in fair value of investments:
Common stock	(263,558)	(1,962,765)
Registered investment companies	12,904,208	(23,077,764)

Total net appreciation (depreciation) in fair value of investments	12,640,650	(25,040,529)

Net increase (decrease)	16,471,701	(22,824,037)
Net assets available for benefits, beginning of year	82,805,882	105,629,919

Net assets available for benefits, end of year	$99,277,583	$82,805,882

See notes to financial statements.

Pactiv Hourly 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
1. DESCRIPTION OF PLAN
The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (the Company) is the sponsor of the Plan.
ELIGIBILITY AND CONTRIBUTIONS
Depending on their location, employees are eligible to enter into the Plan on either the first day of the month following the completion of one full calendar month of service or the first day of the month following the first anniversary of his/her hire date. Depending on their location, employees are eligible for the Company matching contribution after completing one year of service.
Participants may make regular before-tax contributions by payroll deduction of 1% up to 25%, or such other percentage as may be specified in a covered group’s special appendix to the Plan, of eligible compensation, as defined in the Plan, with such contributions limited to $16,500 in 2009 and $15,500 in 2008. Generally, participants who are 50 or older may make catch-up contributions by payroll deductions of 1% to 50% of eligible compensation, with such catch-up contributions limited to $5,500 in 2009 and $5,000 in 2008.
After completing one year of service, generally, the Company makes matching contributions equal to 100% of participants’ regular contributions up to 3% of eligible compensation deferred (or such other percentage as may be specified in a covered group’s special appendix to the Plan).
Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. Company matching contributions made in cash are invested in the same investment option(s) as the participants’ own regular (and catch-up) contributions. In 2009 and 2008, the Company made all matching contributions in cash.
Participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.
Subject to the special appendix to the Plan, certain participants of a select covered group are entitled to receive profit-sharing contributions. Profit-sharing contributions were $33,602 for 2009 and $33,650 for 2008.
INVESTMENT OPTIONS
Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions and transfer existing account balances between the various investment options at any time.

VESTING
Participants are immediately vested in their own deferrals and actual earnings thereon.
Vesting of Company matching and profit sharing contributions is based on participants’ years of service as follows:

Years of Service	Vested Percentage
1	20%
2	40%
3	60%
4	80%
5	100%
Upon attainment of age 65 or termination of employment with the Company due to death or total disability, participants become 100% vested in their entire accounts. Forfeited non-vested account balances are used to reduce future Company matching contributions or pay Plan administrative expenses.
PAYMENT OF BENEFITS
Upon retirement or other termination of employment, a participant may receive their vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. If the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.
Unless otherwise provided for in the covered group’s special appendix to the Plan, a participant may make an in-service withdrawal as described in this paragraph. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such a withdrawal may not exceed the participant’s vested account balance reduced by the portion of the account balance attributable to participant before-tax contributions and earnings thereon. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of their vested account balance. A participant may elect at any time to make an in-service withdrawal of the balance in their rollover contributions account.
PARTICIPANT LOANS
Active participants who have not had a loan during the previous 90 days may obtain a loan from their accounts with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve’s prime rate (posted in the Federal Reserve’s release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.
PLAN TERMINATION
Although it has not expressed intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
ADMINISTRATION
The Plan is currently administered by the Pactiv Corporation Benefits Committee.

2. SUMMARY OF ACCOUNTING POLICIES
BASIS OF ACCOUNTING
The financial statements of the Plan are prepared using the accrual basis of accounting.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s regular and catch-up contributions, if applicable, and the Company’s contributions, if applicable, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested balance in their account.
EXPENSES
Substantially all Plan administrative expenses are paid for by the Plan, including recordkeeping and trustee fees.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price.) See Note 6 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
NEW ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements,” (ASU 2010-06.) ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
SUBSEQUENT EVENTS
Subsequent events have been evaluated through the date the financial statements were issued.

3. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
4. INVESTMENTS
Investments that represented 5% or more of the fair value of the Plan’s net assets were as follows:

	2009	2008
Fidelity Growth Company Fund	$23,845,587	$16,125,568
Pactiv Corporation Common Stock	19,225,854	20,733,243
Fidelity Retirement Money Market Portfolio	14,932,462	14,626,018
PIMCO Total Return Fund	5,683,229	4,437,908
Fidelity Asset Manager Fund	5,477,281	*
Spartan U.S. Equity Index Fund	5,461,241	4,148,254

*	Below 5% threshold
5. INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is tax exempt.
6. FAIR VALUE MEASUREMENTS
The Plan adopted Accounting Standards Codification (ASC) 820, “Fair Value Measurements,” effective January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.
Pactiv and other common stocks
Pactiv common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy. Other common stocks valued at the closing price are reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.
Registered investment companies
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is active and is classified within Level 1 of the valuation hierarchy.
Money Market Fund
The Fidelity Retirement Money Market Portfolio invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The NAV per unit of this money market fund is $1 and is classified within Level 1 of the valuation hierarchy.
Loans to plan participants
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value, and are classified within Level 3 of the valuation hierarchy.
The following tables detail the Plan’s investment assets at fair value and their levels within the fair value hierarchy. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement for the financial instrument.
Investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
ASSETS
Common Stock	$19,511,906	$—	$—	$19,511,906
Registered investment companies:
U.S. Equities	35,677,479	—	—	35,677,479
International Equities	3,906,664	—	—	3,906,664
Fixed Income	5,683,229	—	—	5,683,229
Lifecycle Funds	6,735,950	—	—	6,735,950
Balanced Funds	5,477,281	—	—	5,477,281

Total registered investment companies:	57,480,603	—	—	57,480,603
Money market fund	14,932,462	—	—	14,932,462
Participant loans	—	—	7,319,010	7,319,010

Total assets at fair value	$91,924,971	$—	$7,319,010	$99,243,981

Investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
ASSETS
Common Stock	$20,790,533	$—	$—	$20,790,533
Registered investment companies:
U.S. Equities	24,478,522	—	—	24,478,522
International Equities	2,948,649	—	—	2,948,649
Fixed Income	4,437,908	—	—	4,437,908
Lifecycle Funds	4,440,878			4,440,878
Balanced Funds	4,122,070	—	—	4,122,070

Total registered investment companies:	40,428,027	—	—	40,428,027
Money market fund	14,626,018	—	—	14,626,018
Participant loans	—	—	6,927,654	6,927,654

Total assets at fair value	$75,844,578	$—	$6,927,654	$82,772,232

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2008, and December 31, 2009.

Level 3 Assets	Participant Loans
Balance at January 1, 2008	$7,055,399
Purchases, sales, issuances, and settlements (net)	(127,745)

Balance at December 31, 2008	$6,927,654

Purchases, sales, issuances, and settlements (net)	391,356

Balance at December 31, 2009	$7,319,010

7. PARTY-IN-INTEREST
The Plan invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan’s sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

Pactiv Hourly 401(k) Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN 36-2552989 Plan #034
December 31, 2009

IDENTITY OF ISSUER	DESCRIPTION OF ASSET	NO. OF SHARES OR UNITS	CURRENT VALUE

PIMCO	PIMCO Total Return Fund	526,225	$5,683,229
Morgan Stanley	Morgan Stanley Institutional Fund - Small Company Growth Portfolio	104,983	1,098,125
Davis New York	Davis New York Venture Fund	53,436	1,655,443
Allianz Global Investors	Allianz NFJ Small-Cap Value Fund	41,314	956,421
Pactiv Corporation	Pactiv Corporation Common Stock*	796,388	19,225,854
Tenneco Automotive	Tenneco Automotive Common Stock	15,459	286,052
Fidelity Management	Fidelity Growth Company Fund*	345,688	23,845,587
Trust Company	Fidelity Asset Manager Fund*	395,472	5,477,281
	Fidelity Low-Priced Stock Fund*	68,688	2,193,882
	Fidelity Diversified International*	139,524	3,906,664
	Fidelity Freedom Income*	12,032	129,222
	Fidelity Freedom 2000*	2,331	26,459
	Fidelity Freedom 2010*	36,047	450,950
	Fidelity Freedom 2020*	90,237	1,132,475
	Fidelity Freedom 2030*	96,627	1,197,213
	Fidelity Freedom 2040*	111,674	799,582
	Fidelity Freedom 2005*	16,146	161,943
	Fidelity Freedom 2015*	117,609	1,225,484
	Fidelity Freedom 2025*	96,916	1,006,953
	Fidelity Freedom 2035*	59,032	605,669
	Spartan Extended Market Index Fund*	15,355	466,780
	Fidelity Retirement Money Market Portfolio*	14,932,462	14,932,462
	Spartan U.S. Equity Index Fund*	138,505	5,461,241
	Participant loans*	Interest rates ranging from
		3.25% to 8.25%	7,319,010

			$99,243,981

*	Indicates party-in-interest to the Plan.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN
Date: June 18, 2010	/s/ Michael O. Oliver
Michael O. Oliver
Vice President and Chief Human Resources Officer and Member of Pactiv Corporation Benefits Committee